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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On May 12, 1997, following negotiations between representatives of the Company and the Parent, the Company, the Purchaser and the Parent executed an Agreement and Plan of Merger dated as of May 12, 1997 (the "Merger Agreement"). On May 13, 1997, the Company and the Parent issued a joint press release announcing execution of the Merger Agreement. A copy of such press release is set forth as Exhibit (a)(11) and is incorporated herein by reference.


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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 3 is hereby incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 3 is hereby incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(11) Joint Press Release issued by the Parent and the Company on May 13, 1997.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General
                                             Counsel and Secretary

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary

Date: May 13, 1997
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                                 EXHIBIT INDEX

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
 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
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
11(a)(11)   Joint Press Release issued by the Parent and the Company on May 13,
            1997......................................................................
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